

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5020
Fax (914) 921-5384
www.gabelli.com

GAMCO Asset Management Inc.

December 5, 2012

Ms. Colleen B. Brown
Chief Executive Officer & President
Fisher Communications, Inc.
140 4th Avenue North
Suite 500
Seattle, WA 98109

Dear Ms. Brown,

In light of the upcoming time period to submit director nominations to the Issuer's nominating and corporate governance committee, GAMCO, on behalf of its investment advisory clients, is currently evaluating all options and will come to a decision in accordance with the procedures set forth in the Issuer's proxy statement.

Best Regards,



Douglas R. Jamieson
President

DRJ/gm